

July 29, 2020

John E. Blocher
Interim Chief Financial Officer
Fox Factory Holding Corp.
6634 Hwy 53
Braselton GA 30517

> **Re: Fox Factory Holding Corp.**
> **Form 10-K for the Fiscal Year Ended January 3, 2020**
> **Filed March 3, 2020**
> **Response dated July 1, 2020**
> **File No. 001-36040**

Dear Mr. Blocher:

We have reviewed your July 1, 2020 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 18, 2020 letter.

Form 10-K for the Fiscal Year Ended January 3, 2020

Notes to Consolidated Financial Statements
Note 1: Description of the Business, Basis of Presentation and Summary of Significant Accounting Policies
Segments, page 77

1. We note your responses to comments 1 and 2 in our letter dated June 18, 2020. Please address the following:

    - Provide us with additional details about your management structure and how your company is organized. In your response, expand on your description of PVG and SSG.

- Expand on your description of the roles and responsibilities of your CODM, the PVG and SSG group presidents, and the president of motorsports and commercial and specialty vehicles. In your response, describe in further detail the limitations of the PVG and SSG group presidents' decision-making authority over certain items that contribute to their group's performance.
- Describe the key operating decisions, who makes these decisions, and provide us with additional details about how performance is assessed and how resources are allocated within your business.
- Expand on your discussion of how adjustments are made to the budget based on the CODM's review, and how such adjustments are discussed and assigned among the CODM's direct reports. Also, tell us whether the CODM is involved in assigning the adjustments to the budget among the various groups, and if so, what, if any, financial information is reviewed or discussed in assigning such adjustments.
- Describe the basis for determining the compensation for the PVG and SSG group presidents, and the president of motorsports and commercial and specialty vehicles. In your response, also provide additional details about why the SSG and PVG presidents' employment agreements include an incentive compensation agreement based on Group Target Adjusted EBITDA, and if this measure was used for determining compensation in prior periods, tell us what changed to cause the use of Company Adjusted EBITDA on a consolidated basis.

2. You state in your responses to comments 1 and 2 that the CODM "is provided with budgets and income statements that consolidate margins and income from operations…" You also state that the "[f]inancial information provided to the CODM includes budgeted and actual income statements, including a breakdown of revenue by operating group, but consolidating margins and income from operations." Please clarify how these budgets and income statements "consolidate margins and income from operations" and what the reference to "consolidating margins" represents. If these budgets and income statements provided to the CODM include lower level information (e.g., SSG or PVG) that rolls up into consolidated amounts, describe the lower level information and how it is used by the CODM.

3. You state in your responses to comments 1 and 2 that operating expenses are available for PVG and SSG, and it appears that some expense information for SSG and PVG is communicated to the CEO through weekly dashboard reports for SSG and PVG, such as freight and scrap expense. Please tell us what profitability and/or expense information for SSG and PVG is received by the CODM or the Board of Directors, the frequency that such information is provided, and how such information is used by the CODM and/or the Board of Directors.

You may contact Charles Eastman, Staff Accountant, at 202-551-3794 or Martin James, Senior Advisor, at 202-551-3671 if you have questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing